UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September
Commission File Number: 001-31253
Pengrowth Energy Trust
(Translation of registrant’s name into English)
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

DOCUMENTS FURNISHED HEREUNDER:
     1. Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles, as at and for the six months ended June 30, 2006 (unaudited) and as at and for the years ended December 31, 2005 and 2004.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
Date: September 8, 2006	By:	/s/ Christopher G. Webster
		Name:	Christopher G. Webster
		Title:	Chief Financial Officer

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PENGROWTH ENERGY TRUST
RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As at and for the six months ended June 30, 2006 (unaudited) and as at and for the years ended December 31, 2005 and 2004.
      The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to generally accepted accounting principles in the United States (U.S. GAAP), as they apply to Pengrowth, are as follows:

(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 1998 and 1997 the application of the full cost ceiling test under U.S. GAAP resulted in a write-down of capitalized costs of $328.6 million and $49.8 million, respectively. At June 30, 2006 and December 31, 2005 and 2004, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.
      Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years.

(b)	Under U.S. GAAP, interest and other income would not be included as a component of Net Revenue.

(c)	Effective January 1, 2003, Pengrowth prospectively adopted U.S. standards relating to recognizing the compensation expense associated with trust unit based compensation plans. Under U.S. GAAP Pengrowth adopted the following:

(i)	For trust unit options granted on or after January 1, 2003, the estimated fair value of the options is recognized as an expense over the vesting period. The compensation expense associated with trust unit options granted prior to January 1, 2003 is disclosed on a pro forma basis. As of January 1, 2005 all trust unit options were fully vested, thus there is no pro forma expense disclosed for 2005.

(ii)	For trust unit rights granted on or after January 1, 2003 and prior to January 1, 2006, the estimated fair value of the rights, determined using a modified Black-Scholes option pricing model, is recognized as an expense over the vesting period. For trust unit rights granted on or after January 1, 2006, the estimated fair value of the rights, determined using a binomial lattice option pricing model, is recognized as an expense over the vesting period. The compensation expense associated with the rights granted prior to January 1, 2003 is disclosed on a pro forma basis. As of January 1, 2005 all trust unit rights issued before January 1, 2003 are fully vested, thus there is no pro forma expense disclosed for 2005.
            The following is the pro forma effect of trust unit options and rights granted prior to January 1, 2003, had the fair value method of accounting been used:

Year ended December 31,	2004

Net income (loss) — U.S. GAAP, as reported	$180,045
Compensation expense related to rights incentive options granted prior to January 1, 2003	(1,067)

Pro forma net income — U.S. GAAP	$178,978

Pro forma net income — U.S. GAAP per trust unit:
Basic	$1.34
Diluted	$1.34

(d)	Statement of Financial Accounting Standard (SFAS) No. 130, “Reporting Comprehensive Income” requires the reporting of comprehensive income in addition to net income. Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non- owner sources.

(e)	SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

      At June 30, 2006, $11.9 million has been recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at period end with a corresponding change in accumulated other comprehensive income. At December 31, 2005, $18.4 million has been recorded as a current liability in respect of the fair value of financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. At December 31, 2004, $7.3 million has been recorded as a current asset in respect of the fair value of the financial crude oil and natural gas hedges outstanding at year end with a corresponding change in accumulated other comprehensive income. These amounts will be recognized against crude oil and natural gas sales over the remaining terms of the related hedges.
      At June 30, 2006, $1.3 million has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at period end, with a corresponding change in net income. At December 31, 2005, $0.3 million has been recorded as a current liability with respect to the ineffective portion of crude oil and natural gas hedges outstanding at year end, with a corresponding change in net income. At December 31, 2004, the ineffective portion of crude oil and natural gas hedges outstanding at year end was not significant.
      At December 31, 2005, Pengrowth’s foreign currency swap was not designated as a hedge resulting in the estimated fair value of $2.2 million being recorded as a liability with the corresponding charge to net income. Subsequent to December 31, 2005, Pengrowth designated the foreign currency swap as a hedge therefore the previously recognized $2.2 million liability is being amortized into income over the remaining life of the swap, being approximately 10 years. Under Canadian GAAP, for the six months ended June 30, 2006, a $2.6 million exchange loss on the translation of the U.K. pound denominated debt was deferred and included in deferred charges on the balance sheet. This deferred exchange loss has been expensed under U.S. GAAP and has been offset by the recognition of the $2.5 million unrealized gain on the foreign currency swap.
      At December 31, 2004, there were no foreign exchange swaps outstanding.

(f)	Under U.S. GAAP the Trust’s equity is classified as redeemable equity as the Trust units are redeemable at the option of the holder. The redemption price is equal to the lesser of 95 percent of the market trading price of the Class B trust units traded on the TSX for the ten trading days after the trust units have been surrendered for redemption and the closing market price of the Class B trust units quoted on the TSX on the date the trust units have been surrendered for redemption. Prior to the reclassification of trust units into Class A or Class B trust units, the trust units were redeemable as described above except the redemption price was based on the market trading price of the original trust units. The total amount of trust units that can be redeemed for cash is limited to a maximum of $25,000 per month. Redemptions in excess of the cash limit must be satisfied by way of a distribution in Specie of a pro-rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed.

(g)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax expense (reduction) taxed at the federal level for the six months ended June 30, 2006 is ($15.8 million) (year ended December 31, 2005 — $12.9 million, 2004 — $14.8 million). The portion of income tax expense (reduction) taxed at the provincial level is ($2.5 million) (year ended December 31, 2005 — $1.7 million, 2004 — $2.2 million.

(h)	SFAS 123 (revised 2004) (123R) deals with the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period. Since January 1, 2003, Pengrowth has recognized the costs of equity instruments issued in exchange for employee services based on the grant-date fair value of the award, in accordance with Canadian GAAP. The methodology for determining fair value of equity instruments issued in exchange for employee services prescribed by SFAS 123R differs from that prescribed by Canadian GAAP, primarily as Canadian GAAP permits accounting for forfeitures of share-based payments as they occur while U.S. standards require an estimate of forfeitures to be made at the date of grant and thereafter until the requisite service period has been completed or the awards are cancelled.

Pengrowth adopted SFAS 123R for U.S. reporting purposes on January 1, 2006 using the modified prospective approach. Under the modified prospective approach, the valuation provisions of SFAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Under the modified prospective application, prior periods are not restated for comparative purposes. Upon adoption of SFAS 123R, Pengrowth began using a binomial lattice model for estimating the fair value of trust unit rights for both Canadian and U.S. GAAP purposes. The required adjustment under U.S. GAAP to account for estimated forfeitures was not significant for all periods presented.

(i)	At June 30, 2006, long term investments have been reduced by $2.7 million to reflect the estimated fair value of Pengrowth’s available for sale securities. At December 31, 2005 and 2004 there were no securities available for sale.

(j)	Under SFAS 154 “Accounting Changes and Error Corrections”, retrospective application to prior periods’ financial statements of changes in accounting principle is required, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 was adopted effective for changes in accounting principles in fiscal years beginning after January 1, 2006. Since adoption there have been no changed in accounting principles other than SFAS 123R which had specific implementation guidance.

(k)	Under US GAAP, the unrealized loss on crude oil and natural gas derivative contracts, that are not accounted for as hedges, of $3.4 million for the six months ended June 30, 2006 would be deducted from oil and gas sales.

(l)	Under SFAS 153 “Exchanges of Non-monetary Assets”, exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged where the non-monetary exchange has commercial substance and there is no longer an exception from using fair value for non-monetary exchanges of similar productive assets. Pengrowth has not made any non-monetary asset exchanges since the implementation of SFAS 154 on January 1, 2006.

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
Stated in thousands of Canadian Dollars, except per trust unit amounts

	June 30,	December 31,	December 31,
Periods ended	2006	2005	2004

	(unaudited)
Net income for the year, as reported	$176,451	$326,326	$153,745
Adjustments:
Depletion and depreciation (a)	11,330	24,723	26,000
Unrealized gain (loss) on ineffective portion of oil and natural gas hedges (e)	(1,024)	(255)	300
Unrealized loss on foreign exchange contract (e)	—	(2,204)	—
Amortization of deferred hedging losses (e)	110	—	—
Reclassification of hedging losses on foreign exchange swap from other comprehensive income (e)	2,502	—	—
Deferred foreign exchange loss (e)	(2,581)	—	—

Net income — U.S. GAAP	$186,788	$348,590	$180,045

Other comprehensive income:
Unrealized loss on securities available for sale (d) (i)	(2,703)	—	—
Unrealized gain (loss) on foreign exchange swap (d) (e)	2,502	—	(2,169)
Unrealized hedging gain (loss) (d) (e)	6,297	(25,470)	21,186
Reclassification to net income (d) (e)	(2,502)

Comprehensive income — U.S. GAAP	$190,382	$323,120	$199,062

Net income — U.S. GAAP
Basic	$1.16	$2.22	$1.35
Diluted	$1.16	$2.21	$1.34
Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:
Stated in thousands of Canadian Dollars

		Increase
June 30, 2006 (unaudited)	As Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized foreign exchange gain (e)	$—	$266	$266
Deferred charges (e)	6,539	(345)	6,194
Long term investments (i)	26,990	(2,703)	24,287
Capital assets (a)	2,081,403	(180,889)	1,900,514

		$(183,671)

Liabilities
Other liabilities (e)	$8,198	$1,279	$9,477
Current portion of unrealized hedging loss (e)	—	11,856	11,856
Deferred hedging losses (e)	—	2,094	2,094

Unitholders’ equity (f):
Accumulated other comprehensive income (d) (e) (i)	$—	$(14,559)	$(14,559)
Trust Unitholders’ Equity (a)	1,430,850	(184,341)	1,246,509

		$(183,671)

		Increase
December 31, 2005	As Reported	(Decrease)	U.S. GAAP

Assets:
Capital assets (a)	$2,067,988	$(192,219)	$1,875,769

		$(192,219)

Liabilities
Accounts payable (e)	$111,493	$255	$111,748
Current portion of unrealized hedging loss (e)	—	18,153	18,153
Current portion of unrealized foreign currency contract (e)	—	2,204	2,204

Unitholders’ equity (f):
Accumulated other comprehensive income (d) (e)	$—	$(18,153)	$(18,153)
Trust Unitholders’ Equity (a)	1,475,996	(194,678)	1,281,318

		$(192,219)

		Increase
December 31, 2004	As Reported	(Decrease)	U.S. GAAP

Assets:
Current portion of unrealized hedging gain (e)	$—	$7,317	$7,317
Capital assets (a)	1,989,288	(216,942)	1,772,346

		$(209,625)

Unitholders’ equity (f):
Accumulated other comprehensive income (d) (e)	$—	$7,317	$7,317
Trust Unitholders’ Equity (a)	1,462,211	(216,942)	1,245,269

		$(209,625)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

		As at December 31,
	As at June 30,
	2006	2005	2004

	(unaudited)
Trade	$83,995	$103,619	$77,778
Prepaids	31,130	20,230	15,378
Other	2,453	3,545	11,072

	$117,578	$127,394	$104,228

The components of accounts payable and accrued liabilities are as follows:

		As at December 31,
	As at June 30,
	2006	2005	2004

	(unaudited)
Accounts payable	$38,645	$50,756	$37,588
Accrued liabilities	65,221	60,737	42,835

	$103,866	$111,493	$80,423